SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Continuing Connected Transactions and Proposed Amendments to the Articles of Association and Its Appendices	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 1, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CONTINUING CONNECTED TRANSACTIONS

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND ITS APPENDICES

Independent financial advisor

to the Independent Board Committee and

the Independent Shareholders

Shenyin Wanguo Capital (H.K.) Limited

Sinopec Shanghai Petrochemical Company Limited will convene the EGM at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Wednesday, 11 December 2013 at 2:00p.m. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange on 25 October 2013 and despatched to the H Shareholders on 1 November 2013.

Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) as you wish.

1 November 2013

4

5

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions have the following meanings:

“2010 Announcement”	an announcement published on the website of the Hong Kong Stock Exchange and the website of the Shanghai Stock Exchange on 11 November 2010 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2010 Circular”	a circular published on the website of the Hong Kong Stock Exchange on 11 November 2010 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2010 EGM”	the extraordinary meeting of shareholders of the Company held on 28 December 2010 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“Annual Cap(s)”	the maximum aggregate annual values

“Articles of Association”	the articles of association of the Company

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	China Petrochemical Corporation, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, Sinopec Corp. and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) leasing of assets and properties made by the Company; (v) agency sale of petrochemical products; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services; and (viii) provision of financial services by China Petrochemical Corporation and its associates, the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	the Director(s) of the Company

“East China Sales Company”	East China Branch of Sinopec Sales Company Limited

“EGM”	the second extraordinary general meeting for 2013 to be held by the Company at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Wednesday, 11 December 2013 at 2:00p.m., for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps applicable thereto, as well as the amendments to the Articles of Association and its appendices

“Existing Assets Lease Agreement”	the Chenshan Oil Depot Area Assets Lease Agreement entered into between the Company and East China Sales Company on 31 January 2013 for the lease of the Leased Assets by the Company to East China Sales Company

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Corporation on 11 November 2010 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company and Sinopec Corp. on 11 November 2010 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	The Shareholder of the Company who/which hold H shares of the Company

“Income capitalisation approach”	one of the most commonly used approaches in land valuation and a basic approach used for valuation of land and other profitable assets. Under this approach, purchase of land is treated as an investment, and the land premium is treated as the capital invested for revenue derived from the land in the coming years. This approach estimates the net income expected to be yielded from the land each year in the future, and on this basis, by applying a certain capitalisation ratio, converts the net income earned by the target of appraisal each year in the future into the aggregate daily income at the time of appraisal

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors, namely Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Framework Agreement and the proposed Annual Caps for the three years ending 31 December 2016 on each of the Continuing Connected Transactions

“Independent Shareholders”	shareholders other than Sinopec Corp. and its associates

“Latest Practicable Date”	24 October 2013, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“Leased Assets”	such assets located at Chenshan Oil Depot Area which are legally owned by the Company and proposed to be leased to East China Sales Company in accordance with the Existing Assets Lease Agreement, including houses, buildings and ancillary facilities; nine storage tanks and ancillary facilities; three jetty berths and ancillary facilities; power supply and distribution facilities; water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right and marine use right

“PBOC”	People’s Bank of China

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Renewed Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Corporation on 25 October 2013 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement

“Renewed Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, China Petrochemical Corporation and Sinopec Corp. on 25 October 2013 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the assets and properties leasing and the provision of sales agency services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Furtures Ordinance (Chapter 571 of the laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Shenyin Wanguo” or “Independent Financial Adviser”	Shenyin Wanguo Capital (H.K.) Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the proposed Annual Caps in relation to the same for the three years ending 31 December 2016

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC and is a subsidiary of China Petrochemical Corporation

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Li Honggen
Zhang Jianping
Ye Guohua

Non-executive Directors:
Lei Dianwu
Xiang Hanyin

Independent non-executive Directors:
Shen Liqiang
Jin Mingda
Cai Tingji
Zhang Yimin

1 November 2013

To the Shareholders and H Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND ITS APPENDICES

I.	INTRODUCTION

The Company refers to its announcement dated 25 October 2013 in relation to the resolutions passed at the 16th meeting of the seventh session of the Board on 24 October 2013 and its announcement dated 25 October 2013 in relation to the Continuing Connected Transactions.

As disclosed in the above announcements, the Continuing Connected Transactions and their proposed Annual Caps are subject to Independent Shareholders’ approval pursuant to the requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules.

This circular is prepared in accordance with the Hong Kong Listing Rules and the Shanghai Listing Rules, respectively, with detailed information about the Continuing Connected Transactions. The EGM of the Company is to be held at Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai, the PRC on Wednesday, 11 December 2013 at 2:00p.m. for the Independent Shareholders to consider, and if thought fit, approve the Continuing Connected Transactions and their proposed Annual Caps under the Renewed Framework Agreements. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and is set out on pages 85 to 90 of this circular.

The purpose of this circular is to provide you with, among other things, (1) details of the renewal of the Continuing Connected Transactions; (2) the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (3) the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (4) details of the proposed amendments to the Articles of Association and (5) the notice of EGM for the H Shareholders.

II.	CONTINUING CONNECTED TRANSACTIONS

The Company refers to the 2010 Announcement and the 2010 Circular in relation to its continuing connected transactions under the Existing Framework Agreements as well as the announcement dated 24 January 2013 in relation to the continuing connected transactions under the Existing Assets Leasing Agreement.

1.	Background to the Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Service Framework Agreement and the Existing Comprehensive Services Framework Agreements on 11 November 2010, details of which were disclosed in the 2010 Announcement and the 2010 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the three years ending 31 December 2011, 2012 and 2013 at the 2010 EGM of the Company held on 28 December 2010.

The Company has also entered into the Existing Assets Lease Agreement with East China Sales Company on 31 January 2013, details of which were disclosed in the announcement of the Company dated 24 January 2013.

As the Existing Framework Agreements and the Existing Assets Lease Agreement will expire on 31 December 2013 and in order to ensure the normal operation of the Company and to extend the Existing Assets Lease Agreement, the Board proposed the Company to renew (1) the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. with certain modifications by including the Existing Assets Leasing Agreement under, and having China Petrochemical Corporation as one of the contracting parties to, the Renewed Mutual Product Supply and Sale Services Framework Agreement; and (2) the Existing Comprehensive Services Framework Agreement, in accordance with their provisions for a further term of three years expiring on 31 December 2016.

The Continuing Connected Transactions are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreement, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the continuing connected transactions under the Renewed Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the Shareholders’ general meeting.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreement and the continuing connected transactions contemplated thereunder are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

At the 16th meeting of the seventh session of the Board held on 24 October 2013, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2014, 2015 and 2016. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

2.	An Overview of the Continuing Connected Transactions under the Existing Framework Agreements and the Renewed Framework Agreements

Due to the special nature of the industry the Company operates in and as it is necessary for operation of business of the Company, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, Sinopec Corp. and their associates for, among other things, the purchase of raw materials (e.g. crude oil, naphtha and ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, p-Xylene (“PX”) and ethylene glycol (“EG”), etc.), and the provision of sales agency services of petrochemical products (e.g, resins, synthetic fiber monomers and polymers and synthetic fibers, etc.).

Accordingly, the Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010. The Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2013 and the Company intends to continue to conduct similar transactions in the future. Recently, the Company also intends to adjust and optimise its stocks of crude oil according to the market condition by utilising the petroleum reserve of China Petrochemical Corporation. As such, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services.

Accordingly, the Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 11 November 2010. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2013 and the Company intends to continue to conduct similar transactions in the future, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

The table below sets forth a summary of each of the Continuing Connected Transactions pursuant to the Existing Framework Agreements and the Renewed Framework Agreements.

							Historical Annual Caps
				Historical figures			approved in 2010			Estimated Annual Caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
						For the
				For the		six months
Category of	Segment by			year ended		ended	For the year ending			For the year ending
connected	product or	Connected		31 December		30 June	31 December			31 December
transaction	activity	parties	Expiry date	2011	2012	2013	2011	2012	2013	2014	2015	2016
Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provision of raw materials and goods to the Company by China Petrochemical Corporation, Sinopec Corp. and its associates	Three years expiring on 31 December 2016	47,107	52,231	32,049	47,300	57,700	81,000	85,254	91,444	94,475
Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	Sale of petroleum products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	36,586	37,618	30,153	36,600	52,000	75,000	65,479	75,678	79,586
Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, PX and EG etc.)	Sale of petrochemical products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	15,680	13,723	5,610	16,100	17,400	20,900	24,394	29,417	31,156

							Historical Annual Caps
				Historical figures			approved in 2010			Estimated Annual Caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
						For the
				For the		six months
Category of	Segment by			year ended		ended	For the year ending			For the year ending
connected	product or	Connected		31 December		30 June	31 December			31 December
transaction	activity	parties	Expiry date	2011	2012	2013	2011	2012	2013	2014	2015	2016
Assets and Properties leasing	i) Property leasing services of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai ii) Assets leasing services of the Leased Assets locate at Chenshan Oil Depot Area	Provision of assets and properties leasing services by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	23	24	12*	28	31	32	112	114	116
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	Provision of sales agency services to the Company by Sinopec Corp. and its associates	Three years expiring on 31 December 2016	196	161	84	290	310	390	283	305	309

				Historical figures			Historical Annual Caps approved in 2010			Estimated Annual Caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
				For the		For the six months
Category of	Segment by			year ended		ended	For the year ending			For the year ending
connected	product or	Connected		31 December		30 June	31 December			31 December
transaction	activity	parties	Expiry date	2011	2012	2013	2011	2012	2013	2014	2015	2016
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2016	286	436	132	665	640	420	668	1,593	1,824
Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2016	116	116	73	135	141	174	180	190	200
Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance)	Three years expiring on 31 December 2016	21	29	12	164	229	308	300	300	300

*	The income of assets leasing as of 30 June 2013 does not include rental payment of the Leased Assets in Chenshan Oil Depot Area by East China Sales Company.

3.	The Connected Parties and their Relationship

The Company is a highly integrated petrochemical enterprise which processes crude oil into petroleum products, intermediate petrochemical products, resins & plastics, fibre polymers and synthetic fibre.

As at the Latest Practicable Date, Sinopec Corp. holds 3,640,000,000 shares of the Company, representing 50.56% of the Company’s entire issued share capital and Sinopec Corp. is therefore the controlling shareholder of the Company. Sinopec Corp.’s associates do not hold any shares in the Company. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp. holding a 73.38% equity interest of its issued share capital and is the de facto controller of the Company. Certain information regarding Sinopec Corp. and China Petrochemical Corporation is set out as follows:

Name of company:	Sinopec Corp.	China Petrochemical Corporation

Registered address:	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized representative:	Fu Chengyu	Fu Chengyu

Date of incorporation:	February 2000	July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB89.666 billion	RMB231.6 billion

Principal operation:	Exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; researching, developing and applying technology and information.	Providing drilling services, logging services, downhole operation services, production equipment repairing engineering construction services, utilities including water and electricity supply and community services etc.

The relationship of Sinopec Corp. and China Petrochemical Corporation between the Company and its de facto controller are set out below:

Both Sinopec Corp. and China Petrochemical Corporation are controlling shareholders of the Company as defined under the Hong Kong Listing Rules and are controlling shareholders and de facto controller of the Company under the Shanghai Listing Rules. Therefore, Sinopec Corp. and China Petrochemical Corporation and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules.

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and the relevant rules of Shanghai Listing Rules.

The Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned and controlled by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

4.	Background, Reasons for the Transactions, Pricing Policies and the Proposed Annual Caps

4.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products.

The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate purchases of petrochemical raw materials and other materials and goods from Sinopec Corp. and its associates	47,107	52,231	32,049

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with Sinopec Corp. on 10 November 2010. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that (i) the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, and (ii) meanwhile, the Company intends to adjust and optimise its stocks of crude oil according to the market condition by utilising the petroleum reserve of China Petrochemical Corporation and will borrow or purchase crude oil from Sinopec Petroleum Reserve Co., Ltd. (“Sinopec Reserve”, a subsidiary of China Petrochemical Corporation) according to the Company’s production plans, stocks of crude oil and estimates on market demand, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production material balance from or via China Petrochemical Corporation, Sinopec Corp. or its associates at market price for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: As the Company does not possess a considerable amount of reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from licensed crude oil suppliers. China Petrochemical Corporation, Sinopec Corp. and its associates (e.g. China International United Petroleum & Chemicals Co., Ltd and Sinopec Reserve) are licensed crude oil suppliers. In addition, China Petrochemical Corporation, Sinopec Corp. and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum & Chemicals Co., Ltd., Sinopec Pipeline Transport and Storage Company and Sinopec Shanghai Gao Qiao Company, etc.). An interruption of raw materials supply from Sinopec Corp. would increase difficulty and costs of operation of the Company, and therefore definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products. The Company also intends to purchase or borrow crude oil from Sinopec Reserve by utilising the petroleum reserve of Sinopec Reserve, which allows the Company to reduce its stocks of crude oil, and to adjust and optimise its stocks of crude oil according to production plans, stock status of crude oil and estimates on market demand. The price of crude oil purchased from Sinopec Reserves will be determined with reference to the international market price of crude oil, meanwhile the fee of borrowing crude oil from Sinopec Reserves will be charged with reference to the bank interest rates with an appropriate discount.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and its associates.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petrochemical Corporation, Sinopec Corp. and its associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy:

(a)	the price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices that Sinopec Corp. and its associates acquire crude oil from the open market at the prevailing market prices plus an agency fee, which is determined prevailing market commission rates for agency purchase of the crude oil from the open market. The Company keeps close track of the market and makes choice of the type and quantity of oil on its own, leaving the price to be decided by the market; and

(b)	the price of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserves) is determined on the basis of the average price one month before crude oil is planned for delivery from stocks (pricing month) while taking into account any price adjustment, and the average price is calculated based on the daily spot prices of the relevant type of crude oil in the pricing month published by Platts (a division of the McGraw Hill Companies, Inc.); the freight is determined on the basis of the average freight for the routes of China Petrochemical Corporation and Sinopec Corp. for that type of oil during the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of 70% of the costs of purchase such as CIF, miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The price of other petrochemical raw materials (other than crude oil) purchased from China Petrochemical Corporation, Sinopec Corp. and its associates is determined in accordance with the prevailing market prices (including any bidding prices).

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to the purchase of raw materials from China Petrochemical Corporation, Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB85.254 billion, RMB91.444 billion and RMB94.475 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB47.3 billion, RMB57.7 billion and RMB81.0 billion in relation to the purchase of raw materials for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via Sinopec Corp. and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in the price of raw materials; and

(d)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant, and to implement the ethylene plant upgrade project and the aromatics plant upgrade project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

4.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licenses to conduct transactions involving sale and purchase of petroleum products including gasoline diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Marketing Company Huadong Branch) are licensed petroleum products business operators, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates.

Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate sale of petroleum products to Sinopec Corp. and its associates	36,586	37,618	30,153

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with Sinopec Corp. on 11 November 2010. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and the Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the sale of petroleum products to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transaction: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Marketing Company Huadong Branch) are licensed petroleum products business operators. In addition, Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy, the price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to the sale of petroleum products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB65.479 billion, RMB75.678 billion and RMB79.586 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB36.6 billion, RMB52.0 billion and RMB75.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to Sinopec Corp. and its associates;

(b)	the current prices of petroleum products and expectations on the further improvement of the State’s petroleum products pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the enhancement in quality of petroleum products in China; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

4.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, PX and EG etc., to Sinopec Corp. and its associates.

The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Total Sale of petrochemical products to Sinopec Corp. and its associates	15,680	13,723	5,610

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with Sinopec Corp. on 11 November 2010. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the sale of its petrochemical products to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged stocking of its petrochemical products in its inventory, optimises its operation, reduces impact of fluctuation of market demand to the largest extent and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can retain stable client and assist the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to Sinopec Corp. and its associates are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy, the price of petrochemical products sold by the Company shall be determined in accordance with the prevailing market prices. Please refer to clause 4.9 of this circular for a description on the Company’s pricing management procedure and its internal control policy in relation to its pricing plan.

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed the annual transaction values in relation to the sale of petrochemical products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB24.394 billion, RMB29.417 billion and RMB31.156 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB16.1 billion, RMB17.4 billion and RMB20.9 billion in relation to the sale of petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in its production capacity of petrochemical products;

(d)	the Company’s estimate of the increase in the market prices of petrochemical products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The increase in the proposed Annual Caps for the years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the increase of the production capacity of the Company and expansion of business of the Company’s subsidiary, Jinshan Associated Trading.

In addition, the Company plans to construct new plants such as the 100,000 T/Y EVA plant, and the commissioning and the operation of such projects will further increase the production capacity of petrochemical products of the Company.

4.4	Assets and Properties leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Annual transaction values in relation to property leasing to Sinopec Corp. and its associates	23	24	12

The Leased Assets comprise the houses, buildings and ancillary facilities (with a total gross floor area of 18,552.7 square metres); nine storage tanks (1# to 9# storage tanks with a total volume of 460,000 cubic metres) and all ancillary facilities of the storage tanks; three jetty berths (7#, 8# and 9# berths) and the ancillary facilities; power supply and distribution facilities (including two 6KV underground cables); water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right (for an area of 418,939.8 square metres) and marine use right (for an area of 1,132,800 square metres), all of which are located at Chenshan Oil Depot Area and legally owned by the Company.

Through leasing the assets, it is believed that the economic contribution to the Company will be materialised to the fullest extent possible, as well as will bring reasonable rental income to the Company on a continuous basis, the Company has entered into the Existing Assets Leasing Agreement with East China Sales Company on 31 January 2013, pursuant to which the Company leases the Leased Assets to East China Sales Company with rent in aggregate be not more than RMB78,251,200 per year (including tax). The Company will include the Existing Assets Leasing Agreement into the Existing Mutual Product Supply and Sale Services Framework Agreement.

The table below sets forth the historical figures of the Company’s transaction values in relation to property leasing to East China Sales Company for the six months ended 30 June 2013:

Historical figures
(RMB in millions)
For the six months ended 30 June 2013
Total fee paid by East China Sales Company	34

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010, which included the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the leasing of assets and properties to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Part of the property is leased to Sinopec Corp. and its associates. Taking into account (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time, the Board proposed the Company to continue leasing the property to Sinopec Corp. and its associates in the future.

Chenshan Oil Depot Area came into operation in the 1970s and was previously used to store, and provide transshipment service of, low sulphur crude oil for the Company and raw materials, including C3 and C4, for Shanghai Golden Conti Petrochemical Co., Ltd. (“Golden Conti Company”). Since very large crude carriers (VLCC) may not be able to dock at the jetty at Chenshan Oil Depot Area which is a shallow-draft jetty with low tonnage capacity, products were transported via multiple short trips after unloading the crude oil from vessels to small boats. With the completion of the construction and the commencement of the operation of Sinopec’s large deepwater crude oil terminal at Daxie Island and its Ningbo-Shanghai-Nanjing Pipeline, the transport via the Ningbo-Shanghai-Nanjing Pipeline of the crude oil procured by us has been on an increase in order to lower the transport cost and the shipping loss. Further, the completion of the construction as well as the commencement of the operation of the Company’s Refinery Revamping and Expansion Project in December 2012 has enhanced our crude oil processing capacity and depth of processing and enabled the Company to move a step forward to improve its crude oil processing business with respect to inferior and heavy crude oil, and there is basically no need to use the low sulphur crude oil any longer, and accordingly the low sulphur crude oil storage function of Chenshan Oil Depot Area has been further impaired. Further, since the Refinery Revamping and Expansion Project came into operation, the refined oil production capacity of the Company has expanded over 90% compared to its original capacity with a possible increase of the refined oil production capacity of around more than 4.6 million tons on an annual basis, there is a pressing need to resolve issues relating to the transshipment and the expansion into Jiangsu and Zhejiang markets of refined oil. As East China Sales Company is a customer of the Company in respect of its sale of the refined oil products, its lease of the leased assets located at Chenshan Oil Depot Area from the Company plays a primary role in realising the transshipment of refined oil products of the Company and in tapping into Jiangsu and Zhejiang markets via Zhejiang-Suzhou Pipeline.

As a result of the renewal of the assets leasing agreement, the economic contribution arising from the large deepwater crude oil terminal at Daxie Island and Ningbo-Shanghai-Nanjing Pipeline to the Company in lowering its crude oil transport cost and shipping loss may be materialised to the fullest extent possible, and the assets of the Company may also be revitalised at the same time, which are instrumental for supporting the efforts of the Company in the transshipment of the refined oil and the expansion into the Jiangsu and Zhejiang markets as well as in bringing reasonable rental income to the Company on a continuous basis.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Service Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

The rental payment of the Leased Assets in Chenshan Oil Depot Area is calculated on the following basis: (1) the rental price of each of the fixed assets and marine use right which are part of the leased assets is calculated according to the relevant cost incurred plus an appropriate profit margin; (2) the annual rent for the land use right which is part of the leased assets is calculated by using the following formula in accordance with the income capitalisation approach:

a=V×r/[1-1/(1+r)^n]

a:	Net income of land use right/annual rent (assuming that the annual rent for the term of land use right in future stays the same)

V:	Price of land use right (with reference to the available local land market price)

r:	Capitalisation ratio (with reference to the benchmark interest rate for five-year term national debt)

n:	Term of land use right in future (30 years)

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to assets and properties leasing to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB112 million, RMB114 million and RMB116 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB28 million, RMB31 million and RMB32 million in relation to the leasing of property for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. In 2013, upon the approval of the Board, the rent for the Leased Assets in Chenshan Oil Deport Area shall in aggregate be not more than RMB78,251,200 per year (including tax). The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years;

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai; and

(c)	the rent for the Leased Assets in Chenshan Oil Depot Area.

4.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include Sinopec Corp. and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate agency commissions the Company paid to Sinopec Corp. and its associates	196	161	84

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010, which included the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. so as to continue to appoint Sinopec Corp. and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peers competition and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in connection with the agency sale of the Company’s petrochemical products are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products. Please refer to clause 4.9 of this circular for a description on the Company’s pricing management procedure and its internal control policy in relation to its pricing plan.

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed the annual agency commission payable to Sinopec Corp. and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the Annual Caps of RMB283 million, RMB305 million and RMB309 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB290 million, RMB310 million and RMB390 million in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to construct new plants such as the 100,000 T/Y EVA plant and the commissioning and the operation of such projects will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the agency sale of its petrochemical products to increase as a result.

4.6	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimize existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation. In September 2012, Sinopec Corp. consolidated its refinery engineering business and set up Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”), and refinery engineering corporations including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited became the subsidiaries of Sinopec Engineering.

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	286	436	132

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 11 November 2010, which included the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimize the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services.

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the Annual Caps of RMB668 million, RMB1,593 million and RMB1,824 million, respectively. In 2010, the then Independent Shareholders of the Company approved Annual Caps of RMB665 million, RMB640 million and RMB420 million in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant, and to implement the aromatics plant upgrade project and the ethylene plant upgrade project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase the cost of construction, installation and engineering design. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2014, 2015 and 2016 are expected to be over RMB800 million, 3,200 million and 5,100 million, respectively. The implementation of the abovementioned projects are subject to the approval of relevant PRC government authorities.

4.7	Provision of petrochemical industry insurance agency services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate insurance premium the Company paid to China Petrochemical Corporation	116	116	73

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 11 November 2010. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimise the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company. The insurance premium represents 4‰ of the acquisition cost of the insured fixed assets and inventories after deduction of certain items which are not covered by the captive insurance (such as land and cash).

The Company will pay the insurance premiums by way of cash payments.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the Annual Caps of RMB180 million, RMB190 million and RMB200 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB135 million, RMB141 million and RMB174 million in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation;

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c)	the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

The implementation of the following projects is expected to expand the asset size of the Company and therefore increase the premium of insurance:

•	revamping and expansion of aromatics plant

•	installation of 500,000 T/Y light hydrocarbon aromatization

•	100,000 T/Y EVA plant

•	100,000 T/Y Methyl methacrylate (MMA) plant etc.

4.8	Financial services

Background: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures
	(RMB in millions)
			For the six
	For the year ended		months ended
	31 December		30 June
	2011	2012	2013
Aggregate fees the Company paid to Sinopec Finance	21	29	12

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 11 November 2010. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this circular, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2014, 2015 and 2016.

The major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and discounted services. The Company does not use fixed deposit services. When the Company obtains a loan from Sinopec Finance, it will usually retain part of the loan in Sinopec Finance for settlement purposes.

Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, the matter is exempted from the reporting, announcement and independent shareholders’ approval requirements according to Rule 14A.65 (4) of the Hong Kong Listing Rules. The loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms of Chinese commercial banks for loans.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the commercial banks in China. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company. When choosing financial services providers, the Company will compare the terms offered by the Sinopec Finance and other commercial banks so as to choose the service provider who provides the most favourable terms to the Company. By doing so, the Company will ensure that the Sinopec Finance’s terms are no less favourable than those offered by commercial banks.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the Annual Caps of RMB300 million for each of the three years, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB164 million, RMB229 million and RMB308 million in relation to the provision of financial services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s volume of transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market prices of financial services.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to implement the aromatics plant upgrade project and the ethylene plant upgrade project, and to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant and other environmental-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase demand of capital of the Company. In the meantime, completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company.

4.9	Internal control mechanism for the pricing for a Continuing Connected Transaction

The Company follows the below internal control mechanism: where the pricing for a Continuing Connected Transaction is determined with reference to the prevailing market prices or market commission rate, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible to collect and compare the prices based on the market prices within the industry and the types of transactions, and will provide a forecast on the trend of market prices. In the second half of every month, the finance department calls a market study meeting with sales department and strategic research department to propose a draft price adjustment plan for the next month, which will be further reviewed by the sales department and submitted to the Pricing Management Committee to review and approve. The finance department will be responsible for issuing and implementing the approved plan.

5.	Implication under the Hong Kong Listing Rules and the Shanghai Listing Rules

The Continuing Connected Transactions are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the continuing connected transactions under both the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement, the relevant applicable percentage ratios (other than the profits ratio) set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the proposed Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

Pursuant to the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the continuing connected transactions contemplated thereunder as well as the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder must be approved by the Independent Shareholders at the EGM.

6.	Board Approval and Approval of Independent Shareholders

At the 16th meeting of the seventh session of the Board on 24 October 2013, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements. None of the Directors have a material interest in the Continuing Connected Transactions under the Hong Kong Listing Rules. Pursuant to the Shanghai Listing Rules, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Lei Dianwu and Mr. Xiang Hanyin, who were deemed interested in the Continuing Connected Transactions as they work in companies that are connected person of the Company, abstained from voting at the Board meeting.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) takes the view that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole.

The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2014, 2015 and 2016. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company refers to its announcements dated 22 October 2013 and 25 October 2013 announcing that the conditions of the capitalisation issue and cash dividend have been fulfilled and the Board resolved to propose for the EGM to consider and approve the amendments to the Articles of Association in relation to, among other things, the capitalisation issue.

The proposed amendments to the Articles of Association mainly include amendments to the business scope of the Company, share capital, Shareholders’ registration, number of directors, procedures for the shareholders’ general meetings and cash dividend distribution policy, etc. Details of the proposed amendments to the Articles of Association and its appendices are set out in Appendix I to this circular.

The Articles of Association are written in Chinese and there is no official English translation in respect thereof. The English translation is for reference only, and in case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail. The proposed amendments to the Articles of Association and its appendices will be subject to Shareholders’ approval at the EGM by way of a special resolution.

IV.	EGM

The Company will convene the EGM at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Wednesday, 11 December 2013 at 2:00p.m. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and the Company on 25 October 2013 and is set out on pages 85 to 90 of this circular.

In accordance with the Hong Kong Listing Rules (Rule 14A.54 of the Hong Kong Listing Rules stipulates that any connected person and any Shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM) and the Shanghai Listing Rules, Sinopec Corp. and its associates will abstain from voting on the resolution approving the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM. As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, save for Sinopec Corp. and its associates who are required to abstain from voting on the relevant resolutions, no Shareholders are required to abstain from voting on any of the resolutions to be proposed at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The notice of the EGM for the H Shareholders was published on the websites of the Hong Kong Stock Exchange and the Company on 25 October 2013 and is set out on pages 85 to 90 of this circular. Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

V.	RECOMMENDATION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) recommends that the Independent Shareholders vote in favour of the resolution to approve the Renewed Framework Agreements and the Continuing Connected Transactions and the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 at the EGM.

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders containing their opinion and recommendations, which is set out on pages 35 and 36 of this circular.

The letter from Shenyin Wanguo, being the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, containing its advice on the fairness and reasonableness of the continuing connected transactions contemplated under the Renewed Framework Agreements, which is set out on pages 37 to 67 of this circular.

VI.	ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the additional information set out in the appendices to this circular. The notice of EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange the Company on 25 October 2013 is set out on pages 85 to 90 to this circular.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Zhang Jingming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

1 November 2013

To the Independent Shareholders of

Sinopec Shanghai Petrochemical Company Limited

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 1 November 2013 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2014, 2015 and 2016, as set out on pages 12 to 32 of the Circular, are fair and reasonable so far as the Independent Shareholders are concerned.

Shenyin Wanguo has been appointed as an independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2014, 2015 and 2016.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter of advice from Shenyin Wanguo, we are of the opinion that (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and the (ii) proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2014, 2015 and 2016 are on normal commercial terms in the ordinary and usual course of business and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that the (i) terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2014, 2015 and 2016 are in the interests of the Company as well as the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2014, 2015 and 2016 at the EGM to be held at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC on Wednesday, 11 December 2013 at 2:00p.m.

Yours faithfully,

For and on behalf of

the Independent Board Committee

Shen Liqiang	Cai Tingji
Independent Non-executive Director	Independent Non-executive Director

Jin Mingda	Zhang Yimin
Independent Non-executive Director	Independent Non-executive Director

LETTER FROM INDEPENDENT FINANCIAL ADVISOR

Shenyin Wanguo Capital (H.K.) Limited

28th Floor, Citibank Tower

Citibank Plaza

3 Garden Road, Central

Hong Kong

1 November 2013

To:	The Independent Board Committee and the Independent Shareholders of Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

I.	INTRODUCTION

We refer to our appointment as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders on the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the respective associated Annual Caps for each of the three years ending 31 December 2016, details of which are set out in the circular of the Company dated 1 November 2013 to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise specifies.

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement with Sinopec Corp. and China Petrochemical Corporation respectively on 11 November 2010, details of which were disclosed in the 2010 Circular. The then Independent Shareholders approved the continuing connected transactions contemplated under the Existing Framework Agreements at the 2010 EGM. The Company has also entered into the Existing Assets Lease Agreement with East China Sales Company on 31 January 2013 and the details have been set out in the Company’s announcement dated 24 January 2013.

As the Existing Framework Agreements and the Existing Assets Lease Agreement will expire on 31 December 2013 and in order to ensure the normal operation of the Company and to extend the Existing Assets Lease Agreement, the Board proposed the Company to renew (1) the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. with certain modifications by including the Existing Assets Leasing Agreement under, and having China Petrochemical Corporation as one of the contracting parties to, the Renewed Mutual Product Supply and Sale Services Framework Agreement; and (2) the Existing Comprehensive Services Framework Agreement, in accordance with their provisions for a further term of three years expiring on 31 December 2016.

As stated in the letter from the Board contained in the Circular (the “Letter from the Board”), Sinopec Corp. holds approximately 50.56% of the Company’s issued share capital whilst China Petrochemical Corporation holds approximately 73.38% of the issued share capital of Sinopec Corp. as at the Latest Practicable Date. Both Sinopec Corp. and China Petrochemical Corporation are controlling shareholders of the Company as defined under the Hong Kong Listing Rules. Therefore, China Petrochemical Corporation, Sinopec Corp. and their associates are connected persons of the Company under the Hong Kong Listing Rules. In addition, an associate of Sinopec Corp. holds 22.67% equity interests in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules. It is further stated in the Letter from the Board that the Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned and controlled by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements are expected to exceed 5% on an annual basis, such transactions constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules which together with the respective associated Annual Caps are subject to approval by the Independent Shareholders at the EGM. Sinopec Corp. and its associates will abstain from voting on the resolutions approving the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, has been established to advise the Independent Shareholders in respect of the Continuing Connected Transactions and their respective associated annual caps. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

II.	BASIS OF OPINION

In formulating our opinion, we have relied upon the information, facts and representations contained in the Circular and those supplied or made available to us by the Company, the Directors and representatives of the Company for which they are solely and wholly responsible, and to their information and knowledge, were true, accurate and complete in all respects at the time they were given or made and continue to be true, accurate and valid as at the date of the EGM and can be relied upon. We have assumed that all statements and information supplied, and the opinions and representations made or provided to us by the Directors and representatives of the Company and those contained in the Circular have been reasonably made after due and careful enquiry.

We consider that we have reviewed all available information and documents which are made available to us to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and representatives of the Company to believe that material information has been withheld or omitted from the information provided to us or referred to in the available documents. We have not, however, conducted any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries or associates or future prospects of the Group.

As stated in the Circular, the Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

III.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Continuing Connected Transactions and the respective associated Annual Caps, we have taken the following factors and reasons into consideration:

(1)	Principal business of the Company, China Petrochemical Corporation and Sinopec Corp.

(i)	The Company

The Company is a highly integrated petrochemical enterprise which processes crude oil into petroleum products, intermediate petrochemical products, resins and plastics, fibre polymers and synthetic fibre.

(ii)	China Petrochemical Corporation

China Petrochemical Corporation is a state-owned enterprise whose principal operation includes providing drilling services, logging services, downhole operation services, production equipment repairing engineering construction services, utilities including water and electricity supply and community services, etc.

(iii)	Sinopec Corp.

The principal operation of Sinopec Corp. includes exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; researching, developing and applying technology and information.

(2)	Continuing Connected Transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement

The table below sets out a brief description of each category of the Continuing Connected Transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement:

Categories of Continuing Connected Transactions	Description
(i) Purchase of raw materials	Purchase of crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc), other raw materials and goods by the Company from or via China Petrochemical Corporation, Sinopec Corp. and their respective associates

Borrowing of crude oil by the Company from China Petrochemical Corporation and its associates

(ii) Sale of petroleum products	Sale of petroleum products (including gasoline, diesel, jet fuel and liquefied petroleum gas, etc.) by the Company to Sinopec Corp. and its associates

(iii) Sale of petrochemical products	Sale of petrochemical products (e.g. butadiene, benzene, p-Xylene and ethylene glycol, etc.) by the Company to Sinopec Corp. and its associates

(iv) Assets and property leasing	Provision of (i) property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yan’an Road West, Shanghai; and (ii) assets leasing services of the Leased Assets by the Company to Sinopec Corp. and its associates

(v) Agency sale of petrochemical products	Provision of agency sale services regarding resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products to the Company by Sinopec Corp. and its associates

Apart from the purchase and borrowing of crude oil from China Petrochemical Corporation and its associates, and the leasing of the Leased Assets to Sinopec Corp. and its associates, we note that the types of products and services contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are substantially the same as those in the Existing Mutual Product Supply and Sale Services Framework Agreement. Having considered the principal business of the Company and the nature of the transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement as set out above, we are of the view that the transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company.

(i)	Purchase of raw materials

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company produces over 60 different types of products comprising a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. As the Company does not possess a considerable amount of reserves of crude oil or other raw materials, it is necessary for the Company to continue its purchase of raw materials to ensure continuing operation of its business. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of its petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products.

We note that in the PRC, sales of crude oil are governed by the relevant PRC regulations and measures. The effect of these regulations and measures limits the number of companies that are permitted to conduct sales of crude oil in the PRC. The Company may only purchase crude oil from licensed crude oil suppliers. As set out in the Letter from the Board, China Petrochemical Corporation, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Co., Ltd and Sinopec Petroleum Reserve Co., Ltd. (“Sinopec Reserve”)) are licensed crude oil suppliers.

The Company advised that any interruption of raw materials supply from Sinopec Corp. and its associates would increase difficulty and costs of operation of the Company, and therefore cause a material adverse impact on the Company’s production of petroleum and petrochemical products. The Company also intends to purchase or borrow crude oil from Sinopec Reserve, a subsidiary of China Petrochemical Corporation, by utilising its petroleum reserve, which allows the Company to reduce its stocks of crude oil, and to adjust and optimise its stocks of crude oil according to production plans, stock status of crude oil and estimates on market demand.

Furthermore, we note from the Letter from the Board that China Petrochemical Corporation, Sinopec Corp. and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil.

Having considered the above, we are of the view that the purchase and borrowing of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc) and other materials and goods (such as spare parts) from or via China Petrochemical Corporation, Sinopec Corp. and its associates as contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company, and are beneficial to the Company as they will allow the Company to secure a stable and reliable supply of raw materials required to support its continuous production of various types of products, and thus are in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, purchase of the petrochemical raw materials (such as crude oil, naphtha, ethylene, etc) and other materials and goods purchased via China Petrochemical Corporation, Sinopec Corp. and its associates are priced in accordance with the following pricing policies:

1.	if there are applicable State (central and local governments) tariffs, the prices of the Company’s purchases shall follow such State tariffs; or

2.	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

3.	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

As stated in the Letter from the Board, the Company will settle the payment for its raw material purchases under the Renewed Mutual Product Supply and Sale Services Framework Agreement in cash in accordance with the payment terms as set out in each of the individual raw material purchase contracts. We note that the aforesaid payment terms are the same as those stipulated under the Existing Mutual Product Supply and Sale Services Framework Agreement.

According to the above pricing policy, the purchase prices of raw materials will be set in the order from (1) to (3). We note from the Letter from the Board that the Company has been purchasing and will continue to purchase most of its petrochemical raw materials as well as other materials and goods from or via Sinopec Corp. and its associates at prevailing market prices. Based on our review of the contracts provided by the Company to us in relation to the historical purchases of raw materials by the Company from an associate of Sinopec Corp., and by the Company from an independent third party, respectively, we note that the pricing and payment terms in relation to the purchases from the relevant associate of Sinopec Corp. are no less favourable than those offered by the independent third party to the Company.

As set out in the Letter from the Board, in respect of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserve), the price is determined on the basis of the average price one month before crude oil is planned for delivery from stocks (pricing month) after taking into account any price adjustment. As advised by the Company, the average price is calculated based on the daily spot prices of the relevant type of crude oil in the pricing month published by Platts. We note from Platts’ website (i.e. http://www.platts.com) that Platts, a division of McGraw Hill Financial Inc., is a global provider of energy, petrochemicals, metals and agriculture information, and a source of benchmark price assessments for those commodity markets. As further stated in the Letter from the Board, in respect of crude oil purchased from China Petrochemical Corporation and its associates, the freight is determined on the basis of the average freight for the routes of China Petrochemical Corporation and Sinopec Corp. for that type of oil during the pricing month, and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. We note from (the Administrative Measures for Oil Prices (For Trial Implementation)*) issued by the National Development and Reform Commission of the PRC (“NDRC”) in September 2009 that the sale price of crude oil can be determined at the selling entity’s discretion with reference to the prevailing international market price, and thus we are of the view that the pricing arrangements under the Renewed Mutual Product Supply and Sale Services Framework Agreement in relation to purchases of crude oil from China Petrochemical Corporation and its associates with reference to the average market price are basically in line with the government’s administrative measures.

The Letter from the Board further states that the fee of usage of crude oil borrowed by the Company from Sinopec Reserve is calculated on the basis of 70% of the costs of purchase such as CIF (i.e. cost, insurance and freight), miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month. We have been advised by the Company that Sinopec Reserve does not serve any external customers apart from other group companies of China Petrochemical Corporation, and Sinopec Reserve charges these companies for crude oil borrowing according to the same basis applicable to similar transactions with the Company. Therefore, we are of the view that the pricing terms offered to the Company by Sinopec Reserve on the borrowing of crude oil are comparable to those offered by Sinopec Reserve to its other customers. Furthermore, we consider that the above fee arrangement for crude oil borrowing from Sinopec Reserve is in effect similar to charging an interest on the implied principal borrowed by the Company from Sinopec Reserve based on the costs of purchase of the borrowed crude oil at an interest rate lower than the rate on six-month loans published by the PBOC from time to time, where the implied principal (i.e. the costs of purchase of borrowed crude oil) would be valued at a discount to the prevailing market prices of the relevant types of crude oil borrowed. We are therefore of the view that the costs of borrowing crude oil from Sinopec Reserve are no less favourable than the costs of borrowing funds from banks or financial institutions in the PRC to purchase crude oil at market prices.

Based on the above, we are of the view that the aforesaid terms of the purchases of raw materials contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

The approved Annual Caps in respect of the purchase of raw materials for the three years ending 31 December 2013 are RMB47,300 million, RMB57,700 million and RMB81,000 million respectively, while the historical purchases of raw materials from Sinopec Corp. and its associates for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB47,107 million, RMB52,231 million and RMB32,049 million respectively, representing approximately 99.6%, 90.5% and 39.6% of the respective approved Annual Caps for the three years ending 31 December 2013. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The proposed Annual Caps for the purchase of raw materials under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 are RMB85,254 million, RMB91,444 million and RMB94,475 million respectively. As advised by the Company, the proposed Annual Caps are determined by the Company mainly taking into account its estimate of the increases in (i) international crude oil prices; and (ii) the Company’s production capacity.

We understand from the Company that crude oil constitutes a very big portion of the Annual Caps for the purchase of raw materials, and the caps are closely linked to the level of crude oil prices. Based on the information provided by the Company, it is expected that there will be slight increase in the prices of crude oil in the next three years. According to the Company’s 2011 and 2012 annual reports as well as its 2013 interim report, costs of crude oil processed accounted for approximately 60.90%, 62.7% and 69.6% of the Group’s total costs of sales for the two years ended 31 December 2012 and the six months ended 30 June 2013 respectively. We note the closing prices of Brent crude oil futures fluctuated between US$93.69/barrel and US$126.64/barrel during the year ended 31 December 2011, between US$88.62/ barrel and US$128.17/barrel during the year ended 31 December 2012, and between US$96.83/barrel and US$117.01/barrel during the nine months ended 30 September 2013. Having compared the closing price of Brent crude oil futures of US$108.37/ barrel as at 30 September 2013 to (i) the historical fluctuation of the Brent crude oil futures closing prices over the period from 1 January 2011 to 30 September 2013 as mentioned above; and (ii) the peak Brent crude oil futures closing price of US$128.17/ barrel during the same period, representing a difference of approximately 18.3% above the closing price as at 30 September 2013, we consider it is reasonable for the Company to take into account the effect of the possible increases in crude oil prices in determining the Annual Caps for the purchase of raw materials for the three years ending 31 December 2016.

We have also been advised by the Company that the increase in the proposed Annual Caps for the three years ending 31 December 2016 compared to the approved Annual Caps for the three years ending 31 December 2013 is primarily due to the Company’s plans to implement production facilities upgrade and construction projects. Specifically, the Company plans to construct new 500,000 tons/year light hydrocarbon aromatisation plant, 100,000 tons/year EVA plant, 100,000 tons/year methyl methacrylate (MMA) plant, and to implement the ethylene plant upgrade project, the aromatics plant upgrade project as well as other environmental-friendly, energy-saving technological upgrade projects. According to the Company, it is expected that these projects will commence from 2014 onwards and will be completed and put into operation by stages between 2014 and 2018. As it is anticipated by the Company that the commencement and implementation of the abovementioned projects will enhance the Company’s production capacity and increase the Company’s demand for petrochemical raw materials including crude oil as well as other raw materials and goods, we consider that the increase in the respective proposed Annual Caps for the three years ending 31 December 2016 of approximately 5.3%, 7.3% and 3.3% over that of the previous year is in line with the expected production capacity expansion of the Group as mentioned above.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of purchase of raw materials contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable so far as the Independent Shareholders are concerned.

(ii)	Sale of petroleum products

(a)	Reasons for and benefit of the transactions

Transactions involving sale and purchase of petroleum products are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. As set out in the Letter from the Board, the Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline diesel, jet fuel and liquefied petroleum gas, and Sinopec Corp. and its associates (e.g. Sinopec Marketing Company Huadong Branch) are licensed petroleum products business operators. We also note from the Letter from the Board that selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness as Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in the domestic petroleum product market. The Company has been selling petroleum products to them since the Company’s initial public offering on 6 July 1993. It is also noted from the Letter from the Board that Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2012 and for the six months ended 30 June 2013.

Based on the above, we consider that the sale of petroleum products to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement is carried out in the ordinary and usual course of business of the Company and is beneficial to the Company as it will generate additional revenue for the Company and thus is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

1.	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

2.	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

3.	if there are no applicable State tariffs nor State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Furthermore, according to the Letter from the Board, Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash in accordance with the payment terms as set out in each of the individual sales contracts for the sale of such petroleum products. We note that the payment terms remain the same as those set out in the Existing Mutual Product Supply and Sale Services Framework Agreement.

Based on the above pricing policy, the price of petroleum products sold by the Company to Sinopec Corp. and its associates will be set in the order from (1) to (3). The Company advised that the prices charged by the Company in relation to the sale of petroleum products are constrained by the relevant pricing requirements stipulated by the relevant government authorities. We consider that State tariffs and guidance prices provide fair pricing references as they are set by the NDRC under government directions. Based on our review of the invoices in relation to the sale of petroleum products provided to us by the Company, we note that the sales price of the relevant petroleum products charged to the associates of Sinopec Corp. was in line with the prevailing guidance price set forth by the NDRC for the relevant products. Therefore, we are of the view that the above pricing policy is fair and reasonable as far as the Independent Shareholders are concerned.

Based on the above, we are of the view that the aforesaid terms of the sale of petroleum products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

The approved Annual Caps in respect of the sale of petroleum products by the Company to Sinopec Corp. and its associates for the three years ending 31 December 2013 are RMB36,600 million, RMB52,000 million and RMB75,000 million respectively. We note that the historical sales of petroleum products to Sinopec Corp. and its associates for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB36,586 million, RMB37,618 million and RMB30,153 million respectively, representing approximately 99.9%, 72.3% and 40.0% of the respective approved Annual Caps for the three years ending 31 December 2013. Based on the current estimate, the Company is of the view that the Annual Cap for the year ending 31 December 2013 will not be exceeded.

As stated in the Letter from the Board, the proposed Annual Caps for the sale of petroleum products to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 are RMB65,479 million, RMB75,678 million and RMB79,586 million respectively. As advised by the Company, the proposed Annual Caps are determined by the Company mainly based on its estimate of (i) the increase in international crude oil prices; and (ii) the enhancement in quality of petroleum products in China and the related impact on prices of petroleum products.

We understand that crude oil is a major raw material in the Group’s production of petroleum products. As discussed in the sub-paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials” above, Brent crude oil futures closed at US$108.37/barrel as at 30 September 2013 while the closing prices fluctuated between US$88.62/barrel to US$128.17/barrel during the period from 1 January 2011 to 30 September 2013. On this basis, we consider it is acceptable for the Company to take into consideration the effect of the possible increases in crude oil prices, which will in turn lead to increases in the prices of petroleum products, in determining the relevant Annual Caps for the three years ending 31 December 2016.

We note that the proposed Annual Caps will increase by approximately 15.6% and 5.2% respectively in each of the two years ending 31 December 2016 over that of the previous year. As stated in the Letter from the Board, the Company expects further increase of price of petroleum products following the increase of price of raw materials and the enhanced quality of petroleum products. According to (the Notice of the NDRC on the Pricing Policy in relation to Petroleum Products’ Quality Upgrade*) published on 16 September 2013, the quality of gasoline and diesel will have to be enhanced according to the timetable set out by State Council of the PRC and such enhancement is expected to be completed by the end of 2017. In view of the increased cost associated with the quality enhancement, sellers are allowed to charge higher prices on gasoline and diesel products. As we note that the revenue generated from the sale of gasoline and diesel accounted for approximately 74.9% of the Company’s sales of petroleum products for the year ended 31 December 2012 according to the Company’s 2012 annual report, we consider that it is reasonable for the Company to take into account the effect of possible increase in the prices of petroleum products in determining the proposed Annual Caps for the three years ending 31 December 2016.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the sale of petroleum products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2014, 2015 and 2016 is fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Sale of petrochemical products

(a)	Reasons for and benefit of the transactions

As stated in the Letter from the Board, in addition to petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products to Sinopec Corp. and its associates. The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged stocking of its petrochemical products in its inventory, optimises its operation, reduces impact of fluctuation of market demand and ensures stable profits.

The Letter from the Board further states that the Company has established an amicable customer-supplier relationship with Sinopec Corp. and the Company believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can retain stable client and assist the development and market expansion for its products. Having considered the established business relationship between the Company and Sinopec Corp., we are of the view that the sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company as well as assist the development and market expansion for the Company’s products and thus is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

1.	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow such State tariffs; or

2.	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

3.	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

As stated in the Letter from the Board, Sinopec Corp. and its associates will settle the payment for their purchases of the Company’s petrochemical products in cash in accordance with the payment terms as set out in each of the individual sales contracts for the sale of such petrochemical products. We note that the payment terms remain the same as compared to that set out in the Existing Mutual Product Supply and Sale Services Framework Agreement.

Based on the above pricing policy, the price of petrochemical products sold by the Company to Sinopec Corp. and its associates will be set in the order from (1) to (3). The Company advised that the prices charged by the Company in relation to the sale of petrochemical products are determined in accordance with the prevailing market prices. We have reviewed and compared the pricing terms as set out in the invoices which were provided by the Company to us in relation to the sales of petrochemical products by the Company to associates of Sinopec Corp. and to independent third parties respectively. It is noted that the selling prices of the relevant petrochemical products charged to the relevant associates of Sinopec Corp. are no less favourable than the prevailing market prices paid by independent third parties.

Having considered the above, we are of the view that the aforesaid terms of the sale of petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

It is noted that the approved Annual Caps in respect of the sale of petrochemical products by the Company to Sinopec Corp. and its associates for the three years ending 31 December 2013 are RMB16,100 million, RMB17,400 million and RMB20,900 million respectively, while the historical sales of petrochemical products to Sinopec Corp. and its associates for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB15,680 million, RMB13,723 million and RMB5,610 million respectively, representing approximately 97.4%, 78.9% and 26.8% of the respective approved Annual Caps for the three years ending 31 December 2013. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

As stated in the Letter from the Board, the proposed Annual Caps for the sale of petrochemical products to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 are RMB24,394 million, RMB29,417 million and RMB31,156 million respectively, which are determined by the Company mainly based on its estimates of (i) the increase in the market prices of petrochemical products; (ii) the increase in its production capacity of petrochemical products; and (iii) the expansion of business of Jinshan Associated Trading.

We note that the proposed Annual Caps will increase by approximately 16.7%, 20.6% and 5.9% for each of the year ending 31 December 2014, 2015 and 2016 respectively as compared to the Annual Cap of the previous year.

Firstly, the Company expects that there will be a slight increase in the prices of crude oil, being a major raw material of the Group’s petrochemical products, which will lead to an increase in the prices of Company’s petrochemical products in the three years ending 31 December 2016. We consider that it is reasonable for the Company to take into account the increase in the prices of crude oil in determining the Annual Caps relating to sale of petrochemical products in view of the historical crude oil price trend as discussed under the sub-paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials” above in this letter.

Secondly, the Company has advised us that it plans to construct new plants such as the 100,000 tons/year EVA plant. The Company considers that the operation of the abovementioned projects will increase its production capacity of petrochemical products. Accordingly, the Company expects the sale of its petrochemical products to increase as a result of the production capacity expansion.

Thirdly, we note that Jinshan Associated Trading is principally engaged in the import and export of petrochemical products and equipment. Based on the information provided by the Company, Jinshan Associated Trading experienced an increase in its operating income with a compound annual growth rate of approximately 16.6% from 2010 to 2012. The Company expects that the business of Jinshan Associated Trading will continue to grow during the three years ending 31 December 2016. In this connection, we consider it is reasonable for the Company to take into account the effect of the business expansion of Jinshan Associated Trading in determining the Annual Caps for the three years ending 31 December 2016.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the sale of petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable so far as the Independent Shareholders are concerned.

(iv)	Assets and properties leasing

(a)	Reasons for and benefit of the transactions

Housing units at Huamin Empire Plaza

Under the Existing Mutual Product Supply and Sale Services Framework Agreement, the Company has been leasing certain housing units at Huamin Empire Plaza, No.728, Yan’an Road West, Shanghai, the PRC to Sinopec Corp. and its associates since 2007. The Company intends to continue to lease the property to Sinopec Corp. and its associates after taking into account of (1) the solid financial background and reputation of Sinopec Corp.; and (2) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time. We consider that the provision of property leasing services under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will generate recurring income for the Company.

The Leased Assets

As disclosed in the Company’s announcement dated 31 January 2013, the Company entered into the Existing Assets Lease Agreement with East China Sales Company, a branch company of Sinopec Sales Company Limited, which is a wholly owned subsidiary of Sinopec Corp., pursuant to which the Leased Assets are leased by the Company to East China Sales Company. The Leased Assets are located at Chenshan Oil Depot Area, Pinghu Municipality, Zhejiang Province which is 27 kilometres away from the Company’s Jinshanwei Factory Area. As stated in the Letter from the Board, Chenshan Oil Depot Area came into operation in the 1970s and was previously used to store, and provide transshipment service of low sulphur crude oil for the Company and raw materials for Shanghai Golden Conti Petrochemical Co., Ltd., a wholly owned subsidiary of the Company. With the completion of the construction and the commencement of the operation of Sinopec Corp’s large deepwater crude oil terminal at Daxie Island and its Ningbo-Shanghai-Nanjing Pipeline, the Company has increased the use of the crude oil transport via the Ningbo-Shanghai-Nanjing Pipeline in order to lower the transportation cost and the shipping loss. Furthermore, the completion of the construction and the commencement of the operation of the Company’s refinery revamping and expansion project in December 2012 have enhanced the Company’s capacity and depth of crude oil processing. As a result, the Company no longer needs to use the low sulphur crude oil, and accordingly the low sulphur crude oil storage function of Chenshan Oil Depot Area has diminished.

Furthermore, since the abovementioned refinery revamping and expansion project came into operation in December 2012, the Company has expanded its refined oil production capacity by over 90% with a possible increase of the refined oil production capacity of more than 4.6 million tons on an annual basis, and needs to resolve issues relating to the refined oil transshipment and the expansion into Jiangsu and Zhejiang markets. As East China Sales Company is a customer of the Company for its refined oil products, the leasing of the Leased Assets by East China Sales Company would facilitate the transshipment of the Company’s refined oil products and expansion into Jiangsu and Zhejiang markets via Zhejiang-Suzhou Pipeline.

Having considered the above, we consider that the provision of leasing services in respect of the Leased Assets under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will generate a continuous stream of rental income to the Company and facilitate the transshipment of the Company’s refined oil and the expansion into the Jiangsu and Zhejiang markets.

In view of the above, we consider that the leasing of the housing units at Huamin Empire Plaza to Sinopec Corp. and its associates and the Leased Assets to East China Sales Company under the Renewed Mutual Product Supply and Sale Services Framework Agreement is in the interests of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Housing units at Huamin Empire Plaza

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the leasing of the housing units at Huamin Empire Plaza to Sinopec Corp. and its associates will be priced in accordance with the prevailing market prices. The Company will generally receive rental payments in cash in accordance with the rental payment terms set out in the individual lease agreements. We note that the pricing basis for the leasing of property remains the same as compared to that stated in the Existing Mutual Product Supply and Sale Services Framework Agreement.

We have reviewed and compared the unit rental payable under the lease agreements in respect of certain units at Huamin Empire Plaza provided to us by the Company and entered into between the Company with a subsidiary of Sinopec Corp. and an independent third party, respectively, and note that the unit rentals payable by the subsidiary of Sinopec Corp. and the payment terms are no less favourable than the prevailing unit rentals payable by, and the payment terms applicable to, the independent third party.

The Leased Assets

As stated in the Letter from the Board and pursuant to the Renewed Mutual Product Supply and Sale Service Framework Agreement, the annual rentals of the Leased Assets are calculated on the following basis:

•	the annual rentals of each of the relevant fixed assets and marine use right are calculated according to the relevant cost incurred plus an appropriate profit margin; and

•	the annual rental for the land use right is calculated by using the income capitalisation approach.

As advised by the Company, it has adopted internal guidelines to govern the leasing of assets by the Company to and from connected persons as well as independent third parties pursuant to which rentals charged on assets owned by the Company to both connected persons and independent third parties shall be determined according to the relevant costs, which include depreciation charges and taxes, to be incurred during the lease period plus appropriate profit margins. The Company has further advised that the annual rental of each of the fixed assets and marine use right included among the Leased Assets are determined with reference to the relevant cost incurred plus a profit margin which is not lower than that stipulated in the aforesaid guidelines. As confirmed by the Company, since the Company has not entered into any transaction in respect of the leasing of assets similar to those comprising the Leased Assets to independent third parties, there is no historical pricing data available for comparison purposes. Notwithstanding, we note that the basis for calculating the rental payment of the relevant fixed assets and marine use right is in line with that contained in the Company’s internal guidelines on leasing of assets which would also have applied to leasing of similar assets to independent third parties, if any. Moreover, to assess the fairness of the profit margin applied in determining the rental payments, we attempt to compare such profit margin to the Group’s return on assets. We note from the Company’s 2012 annual report that the Group generated a net loss of approximately RMB1,505.1 million for the year ended 31 December 2012. Notwithstanding, the Group generated a net profit of approximately RMB986.5 million for the year ended 31 December 2011, representing a return on assets (being the consolidated net profit divided by the consolidated total assets of the Company) of 3.2% for the corresponding year. We note that the profit margin applied in determining the rental payments of the Leased Assets as mentioned above is not lower than the Group’s return on assets for the year ended 31 December 2011.

Meanwhile, the annual rent for the land use rights, being part of the Leased Assets, will be calculated by using the income capitalisation approach, and the relevant formula is set as set out in the Letter from the Board. The Company advised that given the lack of comparable leases by the Company to independent third parties, and the unique nature of the Leased Assets where no direct market comparable is available, the Company has adopted the income capitalisation approach in determining the annual rent for the land use right under which purchase of land is treated as an investment, and the land premium is treated as the capital invested for revenue derived from the land in the coming years. As set out in the section headed “Definitions” in the Circular, the income capitalisation approach estimates the net income expected to be yielded from the land each year in the future, and on this basis, by applying a certain capitalisation ratio, converts the net income earned by the target of appraisal each year in the future into the aggregate daily income at the time of valuation. In respect of the capitalisation ratio (which represents the Company’s required rate of return), it is noted that the Company has adopted a rate determined with reference to the benchmark interest rate for five-year term national debt. Due to the low volatility of both the land use rights value and the rental rates for the Leased Assets, we consider that it is acceptable to use the benchmark interest rate for five-year national debt, which can be objectively obtained from the open market, to serve as a reference in determining the capitalisation rate. We note that the income capitalisation approach adopted by the Company estimates the implied rental rate for the land use right taking into account the price of the land use right (determined with reference to available local land market price) and the applicable capitalisation ratio (being the Company’s required rate of return on the land use right). In view of the above, we consider that it is acceptable for the Company to adopt the income capitalisation approach in determining the annual rent for the relevant land use right.

Having considered the above, we are of the view that the terms of the provision of leasing services contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed Annual Caps

The proposed Annual Caps in respect of the lease of housing units at Huamin Empire Plaza and the Leased Assets to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 are RMB112.0 million, RMB114.0 million and RMB116.0 million respectively, which are determined with reference to (i) the market prices of similar properties in Shanghai in the past three years, and the Company’s estimate of the increase in rental prices for office properties in Shanghai in respect of the housing units at Huamin Empire Plaza; and (ii) the rent for the Leased Assets.

We note that the approved Annual Caps in respect of leasing of property under the Existing Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2013 are RMB28 million, RMB31 million and RMB32 million respectively, while the historical annual transaction values in relation to property leasing to Sinopec Corp. and its associates for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB23 million, RMB24 million and RMB12 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded. As stated in the Letter from the Board, in 2013, the rent for the Leased Assets shall in aggregate be not more than RMB78,251,200 per year (including tax).

We understand from the Company that the significant increase in the proposed Annual Caps from RMB32.0 million in 2013 to RMB112.0 million in 2014 is mainly attributable to the inclusion of the rent for the Leased Assets payable by East China Sales Company to the Company for the year ending 31 December 2014. As advised by the Company, the relevant rent for the Leased Assets is expected to be not more than RMB78.3 million in aggregate for each of the three years ending 31 December 2016. Meanwhile, we further understand from the Company that the slight increase of RMB2 million in the respective proposed Annual Caps in 2015 and 2016 when compared to the previous year is primarily attributable to the Company’s estimate of the increase in rental prices for office properties in Shanghai. Based on the information contained in a recent publication issued by a global property service provider regarding the performance of the Shanghai office property market in the second quarter of 2013 available in the public domain, it is forecasted that overall Shanghai Grade A office market rental will experience an upward trend during the next three years. Therefore, we consider that it is acceptable for the Company to take into consideration the possible growth in overall office market rental in Shanghai in determining the relevant Annual Caps.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the leasing services of housing units at Huamin Empire Plaza and the Leased Assets contemplated under the Renewed Mutual Product Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable.

(v)	Agency sale of petrochemical products

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company has in the past, in the ordinary and usual course of business, entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

As set out in the Letter from the Board, trading, distribution and marketing of the Company’s products are important elements in the success of the Company’s business. The Company considers that, by appointing Sinopec Corp. and its associates as its sales agent, it will (i) benefit from Sinopec Corp.’s experience, expertise and strong global network; (ii) increase the sales of petrochemical products; (iii) avoid peer competition with Sinopec Corp. and its associates; and (iv) further improve the Company’s bargaining position with customers.

We note from the 2012 annual report of Sinopec Corp. that (i) it is a large scale vertically integrated energy & petrochemical company with upstream, mid stream and downstream operations; (ii) it ranks first among all enterprises in China in terms of revenue; (iii) it is the second largest supplier of oil and gas in China; (iv) it ranks first in China and second globally in respect of refining capacity; (v) it is the largest supplier of refined oil products in China equipped with a well developed refined oils products sales network; (vi) it ranks first in China and the fourth in the world in terms of ethylene production capacity; and (vii) it has a well established marketing network for chemical products. Sinopec Corp. and its subsidiaries sell a wide range of petrochemical products including basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer and the revenue generated from its sales of petrochemical products amounted to approximately RMB393.9 billion for the year ended 31 December 2012. After taking into account the above, we are of the view that the agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will assist the Company in broadening its distribution network and expanding the scale of sales of its petrochemical products.

Based on the above, we consider that the agency sale of petrochemical products through Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement is carried out in the ordinary and usual course of business and is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

We noted that the pricing policy for agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement remains the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. As advised by the Company, there is no applicable State’s guidance on the commission rates in relation to such agency sales. Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in relation to the agency sale are determined with reference to the prevailing market commission rates for agency sale of the Company’s petrochemical products. As stated in the Letter from the Board, the Company will settle the commissions payable in cash with Sinopec Corp. and its associates generally on a monthly basis.

The Company has confirmed that it is not restricted under the Existing Mutual Product Supply and Sale Services Framework Agreement or the Renewed Mutual Product Supply and Sale Services Framework Agreement to approach and may choose any sales agents to carry out the agency sales of the Company’s petrochemical products. However, as the Company has not obtained similar agency sales services from independent third parties during the two years ended 31 December 2012 and the nine months ended 30 September 2013, we were not able to compare the terms of the agency sale of petrochemical products conducted with Sinopec Corp. and its associates with those conducted with independent third parties. We have been further advised by the Company that the Group has only conducted agency sales of its petrochemical products via Sinopec Corp. and its associates during the two years ended 31 December 2012 and the nine months ended 30 September 2013 as the pricing terms offered by Sinopec Corp. and its associates were no less favourable than those offered by alternative sales agents.

After taking into consideration of the above, we are of the view that the terms of the agency sale of petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

It is noted that the approved Annual Caps in respect of the annual agency commission payable to Sinopec Corp. and its associates the three years ending 31 December 2013 are RMB290 million, RMB310 million and RMB390 million respectively, while the historical agency commission of petrochemical products by Sinopec Corp. and its associates for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB196 million, RMB161 million and RMB84 million respectively, representing approximately 67.6%, 51.9 and 21.5% of the respective approved Annual Caps for the three years ending 31 December 2013. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The proposed Annual Caps in relation to the agency sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 are RMB283 million, RMB305 million and RMB309 million respectively. As advised by the Company, the proposed Annual Caps in relation to the agency sales of petrochemical products are determined with reference to its estimate of (i) the increase in petrochemical product prices resulting from the increase in international crude oil prices; and (ii) the increase in the Group’s production capacity.

The Company expects that there will be a slight increase in the prices of crude oil, being a major raw material of the Group’s petrochemical products, which will lead to an increase in the prices of Company’s petrochemical products expected to be sold through agency sale in the three years ending 31 December 2016. We consider that it is reasonable for the Company to take into account the increase in the prices of crude oil in determining the Annual Caps relating to agency sale of petrochemical products in view of the historical crude oil price trend as discussed under the sub- paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials”. We further understand from the Company that the construction and operation of the new plants such as the 100,000 tons/year EVA plant as mentioned above will further increase the production capacity of the Company’s petrochemical products. Accordingly, it may be expected that the agency sale of the Company’s petrochemical products through Sinopec Corp. and its associates will increase as a result of the production capacity expansion.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the Company’s agency sale of petrochemical products through Sinopec Corp. and its associates contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable.

(3)	Continuing Connected Transactions contemplated under the Renewed Comprehensive Services Framework Agreement

The table below sets out a brief description of each category of the Continuing Connected Transactions contemplated under the Renewed Comprehensive Services Framework Agreement:

Categories of Continuing Connected Transactions	Description

(i) Construction, installation and engineering design services	Provision of construction, installation and engineering design services regarding petrochemical plant by China Petrochemical Corporation and its associates

Categories of Continuing Connected Transactions	Description

(ii) Petrochemical industry insurance services	Provision of comprehensive insurance services regarding the production of petrochemicals by China Petrochemical Corporation

(iii) Financial Services	Provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services by Sinopec Finance, an associate of China Petrochemical Corporation

We note that the types of products and services contemplated under the Renewed Comprehensive Services Framework Agreement are substantially the same as those in the Existing Comprehensive Services Framework Agreement, which was approved at the 2010 EGM. Having considered the principal business of the Company and the nature of the transactions contemplated under the Renewed Comprehensive Services Framework Agreement as set out above, we are of the view that the transactions contemplated under the Renewed Comprehensive Services Framework Agreement are carried out in the ordinary and usual course of business of the Company.

(i)	Construction, installation and engineering design services

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services for the purpose of upgrading and optimizing existing products and processes as well as developing new technology, products, processes and equipment relating to the business of the Company. Such service providers include China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation. In September 2012, Sinopec Corp. consolidated its refinery engineering business and set up Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”), and refinery engineering corporations including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited which became subsidiaries of Sinopec Engineering.

The Company has obtained construction, installation and engineering design services from associates of China Petrochemical Corporation since 1993, and believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. Taking into consideration (i) the long term co-operative relationship between the Company and China Petrochemical Corporation and its associates in respect of construction, installation and engineering design services; and (ii) the reliability of the construction, installation and engineering design services provided by China Petrochemical Corporation and its associates to the Group, we concur with the Company that it is beneficial to the Company to continue to obtain the relevant services from China Petrochemical Corporation and its associates as this will allow the Company to ensure timely completion of its future projects while maintaining the required quality.

Furthermore, as advised by the Company, the design, installation and construction of facilities, products and processes of the Company may involve disclosure of various intellectual property and trade secrets to the service providers. According to the letter from the Board, the Company believes that obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services. In view of the importance of preservation of the Company’s intellectual property and trade secrets in maintaining its competitive advantages, we concur with the Company that the engagement of China Petrochemical Corporation and its associates to provide construction, installation and engineering design services would reduce the risk of leakage of intellectual property and trade secrets to third parties which is beneficial to the Company and the Shareholders as a whole.

Based on the above, we consider that the procurement of construction, installation and engineering design services from China Petrochemical Corporation and its associates under the Renewed Comprehensive Services Framework Agreement is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services. The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

We understand from the Company that it will invite different service providers to submit tenders for the required construction, installation and engineering design services. The Company will assess the tenders submitted to select the winning bidder based on factors, including, among others, the bidding price. We have been provided by the Company a sample of a tender assessment form supported by extracts of the relevant tender documents involving three tenders in respect of installation services for a facility upgrade project submitted by an independent third party and two associates of China Petrochemical Corporation, and noted that the bidding price of the winning bidder, which is an associate of China Petrochemical Corporation, is the lowest among those tenders submitted. As such, we consider that the fees payable by the Company to the associate of China Petroleum Corporation for the relevant services are not less favourable than the fees charged by the independent third party.

In view of the above, we consider that the terms of the construction, installation and engineering design services are on normal commercial terms and fair and reasonable so far as the Company and Independent Shareholders are concerned.

(c)	Proposed Annual Caps

We note that the approved Annual Caps in respect of the provision of construction, installation and engineering design services under the Existing Comprehensive Services Framework Agreement for the three years ending 31 December 2013 are RMB665 million, RMB640 million and RMB420 million respectively, while the historical aggregate the provision of construction, installation and engineering design fees paid by the Company to China Petrochemical Corporation for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB286 million, RMB436 million and RMB132 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

According to the Letter from the Board, the proposed Annual Caps for the three years ending 31 December 2016 are RMB668 million, RMB1,593 million and RMB1,823 million respectively and are determined mainly with reference to (i) the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and (ii) the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

As advised by the Company, the year on year increase of the proposed Annual Caps of approximately 59.0%, 138.5%, and 14.5% in the three years ending 31 December 2016 is mainly due to the Company’s plans to implement production facilities upgrades and various construction projects which will result in an increase in the demand for construction, installation and engineering design services. According to the Letter from the Board, the Company has plans to construct new 500,000 ton/year light hydrocarbon aromatization plant, 100,000 ton/year EVA plant, 100,000 ton/ year methyl methacrylate (MMA) plant, and to implement the aromatics plant upgrade project and the ethylene plant upgrade project as well as other environmental-friendly, energy-saving technological upgrade projects. According to the Company’s current project investment plan, the capital expenditures for the abovementioned projects during the years of 2014, 2015 and 2016 are expected to be over RMB800 million, RMB3,200 million and RMB5,100 million respectively. We noted that the increase in the proposed Annual Caps in respect of the provision of construction, installation and engineering design services is in line with the increase in the Company’s expected total capital investment in respect of the above projects. Furthermore, according to the data available from the website of National Bureau of Statistics of China, the consumer price index in PRC increased by a compound annual growth rate of approximately 4.32% from 2008 to 2012 while the consumer price index increased by 2.6% year on year as of August 2013. In view of the above, we consider that it is reasonable for the Company to take into account its estimate of the demand for construction, installation and engineering design services which are required to satisfy its existing and future development and the increase in the market prices of construction, installation and engineering design services in determining the relevant proposed Annual Caps.

Having considered the above, we are of the view that the basis of determining the proposed Annual Caps in respect of the construction, installation and engineering design services provided by China Petrochemical Corporation and its associates contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable so far as Independent Shareholders are concerned.

(ii) Petrochemical industry insurance services

(a)	Reasons for and benefit of the transactions

We understand from the Company that captive insurance has been widely adopted in the petrochemical industry. According to the Letter from the Board, the Ministry of Finance has granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

We noted from the (The Administrative Measures for the Production Safety Guarantee Fund of the China Petrochemical Corporation*, “Administrative Measures for Production Safety Guarantee Fund”) issued by the Ministry of Finance of the PRC and China Petrochemical Corporation in 1997 that all group companies of China Petrochemical Corporation are required to participate in the captive insurance scheme, which is established to provide insurance coverage to fixed assets, inventory, production facilities and newly built production facilities yet to be capitalised as fixed assets. We further understand from the Company that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. On this basis, we consider that obtaining insurance services from China Petrochemical Corporation will allow the Company to comply with the Administrative Measures for Production Safety Guarantee Fund and more importantly, to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Based on the above, we consider that the procurement of petrochemical industry insurance agency services under the Renewed Comprehensive Services Framework Agreement is carried out in the ordinary and usual course of business of the Company and is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

We understand from the Company that, pursua nt to the Renewe d Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the Administrative Measures for Production Safety Guarantee Fund, which stipulates that such premiums should be calculated based on (i) the fixed asset value and the inventory of the Company; and (ii) the capital investment amount of newly built production facilities. Such insurance premiums shall be paid in cash semi-annually. We have obtained the calculation schedule for the insurance premiums payable by the Company to China Petrochemical Corporation for the first half of 2013 and a copy of the corresponding insurance premium payment slip in respect of petrochemical industry insurance services entered into between the Company and China Petrochemical Corporation and note that the pricing terms and payment terms for the insurance premiums are in line with those stipulated in the Administrative Measures for Production Safety Guarantee Fund.

Having considered the above, we are of the view that the aforesaid terms of the provision of petrochemical industry insurance services under the Renewed Comprehensive Services Framework Agreement are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(c)	Proposed annual caps

According to the Letter from the Board, the proposed Annual Caps in respect of petrochemical industry insurance services for the three years ending 31 December 2016 are RMB180 million, RMB190 million and RMB200 million respectively and are determined mainly with reference to the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development.

We note that the approved Annual Caps in respect of the provision of petrochemical industry insurance services under the Existing Comprehensive Services Framework Agreement for the three years ending 31 December 2013 are RMB135 million, RMB141 million and RMB174 million respectively, while the historical aggregate insurance premiums paid by the Company to China Petrochemical Corporation for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB116 million, RMB116 million and RMB73 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

We understand that the aggregate insurance premiums to be paid by the Company to China Petrochemical Corporation for the captive insurance services are determined as a fixed percentage based on (i) the fixed asset value and the inventory of the Company; and (ii) the capital investment amount of newly built production facilities as set out in the Administrative Measures for Production Safety Guarantee Fund. We understand from the Company that the increase in the proposed Annual Caps for the three years ending 31 December 2016 is mainly due to the increase in petrochemical industry insurance premiums to be paid as a result of the expected expansion of the Company’s asset size in light of its plans to implement projects relating to revamping and expansion of aromatics plant, installation of 500,000 ton/ year light hydrocarbon aromatization, 100,000 ton/year EVA plant and 100,000 ton/ year methyl methacrylate (MMA) plant. According to the Letter from the Board, based on the Company’s current project investment plan, the capital expenditure during the years of 2014, 2015 and 2016 are expected to be over RMB800 million, 3,200 million and 5,100 million, respectively. The implementation of these projects will lead to an increase in fixed assets, production facilities and newly built production facilities yet to be capitalised as fixed assets, and thus an increase in the insurance premiums expected to be paid to China Petrochemical Corporation.

Having considered the above, we are of the view that the basis of determining the annual caps in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation and its associates contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Financial Services

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company has in the past been obtaining financial services from Sinopec Finance, which is a non-bank finance company approved and regulated by the PBOC and the CBRC. Sinopec Finance offers the following services:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

As stated in the Letter from the Board, the major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and bill discounting services. We understand that the Company expects to continue to obtain such services from Sinopec Finance during the three years ending 31 December 2016. According to the Letter from the Board, the loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms offered by Chinese commercial banks for loans. Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, the matter is exempted from the reporting, announcement and independent shareholders’ approval requirements according to Rule 14A.65 (4) of the Hong Kong Listing Rules.

As set out in the Letter from the Board, the Company considers that having reliable and co-operative financial services is important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services is essential to the Company. We understand from the Company that Sinopec Finance has been providing services to the Group since the initial public offer of the Group on 6 July 1993. In view of the long term business relationship between the Group and Sinopec Finance, it is expected that Sinopec Finance may provide more timely and efficient financial services to the Group as compared to independent third-party banks.

Based on the above, we consider that the provision of financial services by Sinopec Finance under the Renewed Comprehensive Services Framework Agreement is carried out in the ordinary and usual course of business and is in the interest of the Company and the Shareholders as a whole as it allows the Company access to timely and efficient financial services which are essential to its operation.

(b)	Pricing and payment terms

According to the Letter from the Board, the fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favourable than terms available from the commercial banks in China. The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance.

In order to assess whether the terms of the financial services under the Renewed Comprehensive Services Framework Agreement are no less favourable to the Group than those available from independent commercial banks in China, we have been provided by the Company with a sample of an interest payment notice issued by Sinopec Finance to the Company in respect of bill discounting services and an agreement entered into between the Company and an independent commercial bank in China in relation to the provision of bill discounting services respectively. Pursuant to an announcement dated 19 July 2013 published by the PBOC, the rates for the bill discounting services will be deregulated and effective from 20 July 2013, financial institutions may determine the rates for bill discounting services offered at their discretion. We have reviewed the aforesaid samples provided by the Company and noted that the fees charged by Sinopec Finance to the Company are no less favourable than those charged by the independent commercial bank. Based on the above, we are of the view that the terms of the financial services under the Renewed Comprehensive Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(c)	Proposed annual caps

The approved Annual Caps in respect of the provision of financial services under the Existing Comprehensive Framework Agreement for the three years ending 31 December 2013 are RMB164 million, RMB229 million and RMB308 million respectively, while the historical fees paid by the Company to Sinopec Finance for the two years ended 31 December 2012 and the six months ended 30 June 2013 were approximately RMB21 million, RMB29 million and RMB12 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The proposed Annual Cap for the provision of financial services under the Renewed Comprehensive Services Framework Agreement for each of the three years ending 31 December 2016 is RMB300 million. As advised by the Company, the proposed Annual Caps are determined mainly with reference to the expected increase in the volume of transactions involving the use of financial services due to the growth in the business and operation of the Company. We note that the Company has experienced a compound annual growth rate of 10.7% in revenue from RMB61.6 billion in 2008 to RMB93.0 billion in 2012. Moreover, as set out in the Letter from the Board, the completion of the aromatics plant upgrade project and the ethylene plant upgrade project, and the construction of new 500,000 ton/year light hydrocarbon aromatization plant, 100,000 ton/year EVA plant, 100,000 ton/ year methyl methacrylate (MMA) plant and other environmental-friendly, energy-saving technological upgrade projects will further increase the production scale of the Company and increase demand for working capital of the Company. The completion of the abovementioned projects is expected to help support the Group’s business growth and expand the Group’s operating scale, resulting in a potential higher transaction volume of financial services with Sinopec Finance. Accordingly, it is expected that there will be an increase in the proposed Annual Caps for the three years ending 31 December 2016 as compared to the previous Annual Caps.

Having considered the above, we are of the view that the basis of determining the annual caps in respect of the provision of financial services contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2016 is fair and reasonable so far as Independent Shareholders are concerned.

IV.	RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the Directors’ view that (i) the Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group; (ii) the terms of the Continuing Connected Transactions are on normal commercial terms, and are fair and reasonable so far as the Independent Shareholders are concerned; (iii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iv) the basis of determining the proposed Annual Caps of the Continuing Connected Transactions are fair and reasonable. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the Continuing Connected Transactions and the respective proposed Annual Caps thereof at the EGM.

Yours faithfully,
For and on behalf of
Shenyin Wanguo Capital (H.K.) Limited
Tanny Chau
Managing Director

*	denotes English translation for illustrative purposes only

APPENDIX I	AMENDMENTS TO THE ARTICLES AND ASSOCIATION AND ITS APPENDICES

1.	Amendments to the Articles of Association

Existing Articles	Amended Articles

Article 12

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence).

Article 12

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 20

Having been approved by the responsible company approval authority as authorized by the State Council, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter upon its establishment representing 55.56% of the authorized ordinary share capital.

Article 20

Having been approved by the responsible company approval authority as authorized by the State Council upon the Company’s establishment, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter and have been subscribed by the promoter’s assessed asset upon its establishment, representing 55.56% of the authorized ordinary share capital.

Existing Articles	Amended Articles

Article 21

After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

Adding one paragraph as Article 21 third paragraph

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

Article 24 The registered capital of the Company shall be RMB7,200,000,000.	Article 24 The registered capital of the Company shall be RMB10,800,000,000.

Article 46 Second Paragraph Item (1)

(1) A fee in the sum of two (2) Hong Kong dollars or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents.

Article 46 Second Paragraph Item (1)

(1) A fee in the sum of two Hong Kong dollars and fifty cents (2.5) or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents.

Existing Articles	Amended Articles

Article 47

No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company.

Article 47

No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company. The changes of the register of A shareholders are more applicable to the laws and regulations in PRC.

Article 63

Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with by the following procedures:

(1) by signing one or more counterpart requisitions stating the object of the meeting, require the board of directors to, and the board of directors shall as soon as possible proceed to, convene an extraordinary general meeting of shareholders or a class meeting or dispatch a notice of meeting within fifteen (15) days after receiving written request from the supervisory committee. The shareholding of the requisitionists shall be the shareholding on the date of deposit of the requisition;

(2) if the board of directors fails to issue a notice of meeting within thirty (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which meetings are to be convened by the board of directors; provided that any meeting so convened shall be convened within four (4) months of the date of receipt of the requisition by the board.

Any reasonable expenses incurred by the requisitionists by reason of the board failing to convene a meeting shall be borne by the Company and such expenses shall be set off against sums owned by the Company to the directors in default.

Article 63

Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with the “Rules and Procedures of Shareholder Meetings”.

Existing Articles	Amended Articles

Article 66 Second Paragraph

The Company convened a general meeting of shareholders to consider and approve Article 93 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.

Delete

Article 93[1]

The following issues shall require approval on resolutions submitted to the shareholders’ general meeting of the Company, and the approval by more than one half of the voting rights held by the public shareholders who are present at the meeting and having the domestic shares listed on the domestic market, in order for such issues to take effect or to submit such issues for application:

(1)    the issuance of new shares to public shareholders of the Company (including overseaslisted foreign shares or other title certificates with a share nature, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution, issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

(2)    major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

Delete

[1]	As Article 93 of the original Articles of Association was deleted in this amendment, the numbering will be adjusted accordingly hereafter

Existing Articles	Amended Articles

(3)    the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4)    the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5)    any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.

A shareholders’ general meeting will be convened to approve and consider the resolutions stated above. A voting platform by way of internet should be provided to shareholders if the technical conditions allow.

Article 100 First Paragraph Item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding noncirculating shares (including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

Article 99 First Paragraph Item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

Existing Articles	Amended Articles

Article 114 First Paragraph

The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Article 113 First Paragraph

The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Article 206

Where there is any profit that may be distributed to shareholders, the Company shall take steps to implement a profit distribution scheme with the principle of providing reasonable investment return to shareholders as well as ensuring the Company to meet its reasonable capital requirements.

The profit distribution policies of the Company are as follows:

a)      The Company shall properly deal with the correlation between the short-term benefits and long-term development of the Company and formulate a reasonable dividend distribution plan each year based on the prevailing operating environment and the capital requirement plan for project investment and after thoroughly considering the benefits of shareholders.

Article 205

(1)    The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)    The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

Existing Articles	Amended Articles

b)      The profit distribution policies of the Company shall maintain consistency and stability.

c)      The accumulated profits distributed in cash by the Company over the past three years shall represent no less than 30% of the realized average annual distributable profits over the past three years.

d)      If the Board of the Company does not make any cash profit distribution proposal, the Company shall disclose the reason(s) in its periodic reports.

(3)    The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)    The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

Existing Articles	Amended Articles

(5)    The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 213[2] of the Articles of Association.

Article 210 Second paragraph

The Company may, subject to resolution by shareholders in shareholders’ general meeting, convert the common reserve into share capital by issuing new shares to the shareholders in proportion to their existing shareholdings or increasing the par value of each share provided that when the statutory common reserve is converted into share capital of the Company, the remaining statutory common reserve after such conversion shall be no less than twenty-five per cent. (25%) of the registered capital.

Article 209 Second paragraph

When the statutory common reserve is converted into share capital of the Company, theremaining statutory common reserve after such conversion shall be no less than twenty-five percent. (25%) of the registered capital.

[2]	The content of Article 215 of the original Articles of Association: Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent (50%) of the distributable profits as set out in the interim profit statements.

Existing Articles	Amended Articles
Article 212 The Company may distribute its dividend in the following forms: (1) cash; (2) shares.	Delete

2.	Amendments to the Appendices to the Articles of Association

2.1	Amendments to Rules of Procedure for Shareholders’ General Meetings

Existing Articles	Amended Articles

Article 26 Paragraph 5

In the event that a shareholders’ general meeting is to be convened to examine and approve matters referred to in the Articles of Association requiring approval by the Company’s public shareholders, a notice of shareholders’ general meeting shall be published again within three days of the closure of the Register even though such notice may have been published before.

Delete

Existing Articles	Amended Articles

Article 66

The following issues shall require approval by the shareholders’ general meeting of the Company, and the approval by the public shareholders holding more than one half of the total voting rights of the shares giving that right, who are present at the meeting, in order to take effect or to submit for application:

(1)    the issuance of new shares to the public shareholders of the Company (including overseas-listed foreign shares or other title certificates with nature similar to shares, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

(2)    major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

(3)    the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4)    the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5)    any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.

Delete

Existing Articles	Amended Articles

Article 73 Paragraph one item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding non-circulating shares (including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

Article 72 First Paragraph Item (3)[3]

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

2.2	Amendments to Rules of Procedure for Board of Directors’ Meetings

Existing Articles	Amended Articles
Article 2 Paragraph 1 The Board shall consist of 12 directors, including one chairman and one to two vice-chairmen.	Article 2 Paragraph 1 The Board shall consist of 11-15 directors, including one chairman and one to two vice- chairmen.

[3]	As Article 66 of the original Rules of Procedure for Shareholders’ General Meetings was deleted in this amendment, the numbering will be adjusted accordingly hereafter

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENTS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests of the Directors, the Supervisors and the senior management of the Company in competing business

As at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company and so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

(b)	Interests and short positions of the Directors, the Supervisors and the senior management of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

As at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for Shares or debentures of the Company or any of its associated corporations.

(c)	Interests and short positions of substantial shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital were as set out in the tables below:

(i)	Interests in the shares of the Company

					Approximate shareholdings
					as a percentage (%) of:
							The total issued
			Number of		The relevant		share capital
Name of shareholder	Type of interests	Class of shares	shares held		class of shares		of the Company
Sinopec Corp.	Beneficial owner	Restricted A Shares	3,640,000,000	(L)	74.74	(L)	50.56
China Petrochemical	Attributable interests	Restricted A Shares	3,640,000,000	(L)	74.74	(L)	50.56
Corporation (Note)
Blackrock, Inc.		H Shares	182,178,493	(L)	7.81	(L)	2.53
			10,014,000	(S)	0.43	(S)	0.14

(L) — long position; (S) — short position; (P) — lending pool

Note:	Based on the information available to the Directors of the Company on the website of the Hong Kong Stock Exchange and so far as the Directors are aware, as at the Latest Practicable Date, China Petrochemical Corporation holds 85,536.266 million domestic shares in Sinopec Corp., representing 73.38% of the total issued share capital of Sinopec Corp. By virtue of such relationship, China Petrochemical Corporation is deemed interested in the 3,640 million restricted A Shares of the Company directly held by Sinopec Corp..

(ii)	Interests in the subsidiaries of the Company

	Shareholders other than the Company
		Shareholding
Name of subsidiary	Name of shareholder	percentage (%)
(Note)	(Note)	in the subsidiary
Shanghai Jinpu Plastics Packaging Materials Company Limited	(i) ITOCHU Corporation	30
	(ii) Shanghai Jinshan Industrial Investment & Development Company Limited	20
BOC-SPC Gases Co., Ltd.	BOC (China) Holdings Company Ltd.	50
China Jinshan Associated Trading Corporation	(i) Sinopec Chemical Sales Corporation Company Limited.	22.67
	(ii) Shanghai Overseas Company	10
Shanghai Jinchang Engineering Plastics Company Limited	(i) ITOCHU Corporation	15
	(ii) JNC Corporation	25
Zhejiang Jin Yong Acrylic Fibre Company Limited	(i) Zhejiang Development and Asset Operation Company Limited	20
	(ii) Ningbo Development Investment Group Company Limited	5
Shanghai Golden Phillips Petrochemical Company Limited	Chevron Phillips Chemical LLP	40

Note:	The English names of certain companies referred herein represent the Company’s best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors of the Company are aware of, no person (not being a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

As at the Latest Practicable Date, none of the Directors or expert had any direct or indirect interest in any asset which had since 31 December 2012, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2012, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

As at the Latest Practicable Date, Mr. Lei Dianwu and Mr. Xiang Hanyin are employees of Sinopec Corp. The interest of Sinopec Corp. is disclosed in the table on page 12 of the circular. As at the Latest Practicable Date, none of the Director are also directors of Sinopec Corp. and China Petrochemical Corporation.

3.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

4.	EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Shenyin Wanguo, a licensed corporation under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities under the SFO. As at the Latest Practicable Date, Shenyin Wanguo did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Shenyin Wanguo did not have any direct or indirect interests in any assets which had since 31 December 2012 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Shenyin Wanguo issued a letter dated 1 November 2013, for the purpose of incorporation in this circular, in connection with their advice to the Independent Board Committee and the Independent Shareholders. Shenyin Wanguo has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, there has been no material adverse change in the financial or trading position of the Group since 31 December 2012, the date on which the latest published audited accounts of the Company have been made up.

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Zhang Jingming, a senior economist.

(b)	The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, the People’s Republic of China.

(c)	The share registrars and transfer office for the Company’s H-shares are Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

8.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including the date of the EGM:

(a)	the Article of Association;

(b)	the Renewed Framework Agreements;

(c)	the Existing Framework Agreements;

(d)	the letter of consent from Shenyin Wanguo dated 1 November 2013;

(e)	the letter of advice from Shenyin Wanguo to the Independent Board Committee dated 1 November 2013, the text of which is set out on pages 37 to 67 of this circular;

(f)	the letter from the Independent Board Committee dated 1 November 2013, the text of which is set out on pages 35 to 36 of this circular;

(g)	minutes for the 16th meeting of the seventh session of the Board held on 24 October 2013; and

(h)	this circular.

APPENDIX III	NOTICE OF SECOND EXTRAORDINARY GENERAL MEETING FOR 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF SECOND EXTRAORDINARY GENERAL MEETING FOR 2013

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

Important Message

•	Date and time for convening the meeting: On-site meeting will be held on Wednesday, 11 December 2013 at 2:00p.m.; On-line voting (only applicable to A Shareholders) will be held on Wednesday, 11 December 2013 at 9:30a.m. -11:30a.m. and 1:00p.m.-3:00p.m.

•	Date of share registration: Friday, 8 November 2013.

•	Venue of on-site meeting: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC

•	Forms of meeting: Relevant resolutions will be considered by a combination of open ballot at on-site meeting and on-line voting (only applicable to A Shareholders). For this meeting, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the Company’s A Shareholders.

•	Rules of voting: The Company’s A Shareholders can take part in site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. The Company’s A Shareholders can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. The Company’s H Shareholders may only participate in the on-site voting. As the Company’s A Shares involve business of financial securities and securities financing, related persons could attend the Meeting in accordance to the Notice of Shareholders Meeting of Listed Companies which are involved in Trial Business of Margin Financing, (2012 second edition) the Implementation Rules regarding Online Voting at Shareholders Meeting, as well as other rules in relations to securities financing set out by the Shanghai Stock Exchange.

NOTICE IS HEREBY GIVEN that the 16th meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 24 October 2013. The meeting has resolved to convene the Second Extraordinary General Meeting of the Company for 2013 (the “EGM”) with details as follows:

1.	Basic information for convening the Meeting:

(1) Date and Time:	The on-site EGM will be convened on Wednesday, 11

December 2013 at 2:00p.m. Online voting (only eligible for A shareholders) will be convened on Wednesday, 11 December 2013 at 9:30a.m. to 11:30a.m. and 1:00p.m. to 3:00p.m.

(2) Venue of on-site meeting:	Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC

(3) Convenor:	The board of directors (the “Board”) of the Company.

(4) Form of Convening:	Relevant resolutions will be considered by a combination of open ballot at on-site Meeting and on-line voting (only applicable to A Shareholders). For the EGM, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the Company’s A Shareholders.

(5) Rules of voting:

The Company’s A Shareholders can take part in on-site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. The Company’s A Shareholders can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. The Company’s H Shareholders may only participate in the on-site voting.

Since the Company’s A shares are subject to margin trading and short selling as well as refinancing, relevant investors should act in accordance with the Notice on Matters Related to On-line Voting at General Meetings of Listed Companies Subject to Pilot Margin Trading and Short Selling issued by the Shanghai Stock Exchange, the Implementation Rules for On-line Voting at General Meetings of Companies Listed on the Shanghai Stock Exchange (second revision in 2012) (hereinafter referred to as the “Rules”) and the relevant provisions governing refinancing to join this shareholder meeting.

2.	Items to be considered at the EGM:

(I)	To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(1)	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the caps on the continuing connected transactions contemplated thereunder for years 2014-2016 (i.e. the “On-going Connected Transactions”, same as below)

To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the continuing connected transactions contemplated thereunder, and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the “Announcement on Continuing Connected Transactions” published on the website of the Hong Kong Exchanges and Clearing Limited on 25 October 2013, the “Announcement on On-going Connected Transactions” (the “Announcement”) published on the website of the Shanghai Stock Exchange on 24 October 2013 and in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 31 October 2013, or relevant content of the Company’s circular on continuing connected transactions (the “Circular”) to be dispatched to its H shareholders on or around 31 October 2013.

(2)	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013.

To consider and approve the “Comprehensive Services Framework Agreement” (2014-2016), the continuing connected transactions contemplated thereunder and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the Company’s Announcement published on the websites of the Hong Kong Exchanges and Clearing Limited and the Shanghai Stock Exchange, the Company’s Announcement published in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 25 October 2013 or relevant content of the Company’s circular to be dispatched to its H shareholders on or around 31 October 2013.

(II)	To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

(3)	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

For details of the amendments to both the articles of association of the Company and appendices of those articles, please refer to the announcement of the Company dated 24 October 2013 in relation to resolutions of the sixteenth meeting of the seventh session of the Board (which was published on China Securities Journal, Shanghai Securities News and Securities Times, and the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 25 March 2013), or the Appendix to the circular of the Company dated 31 October 2013 dispatched to the Company’s H Shareholders.

3.	Attendees of the Shareholder Meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of the office hours in the afternoon on Friday, 8 November 2013, or their proxies are entitled to attend the EGM. Such persons who intend to attend the EGM on-site shall complete the notice of attendance for the EGM and return it to the Company by Wednesday, 20 November 2013. For details, please refer to the Notice of Attendance for the EGM;

(2)	The directors, the supervisors and the senior management of the Company; and

(3)	Auditors and representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the on-site EGM:

(1)	The Company’s shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the EGM is a corporate shareholder, its legal representative who attends the EGM shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the EGM the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the EGM. For details, please refer to the Notice of Attendance for the EGM.

(3)	Registration period: Monday, 11 November 2013 to Wednesday, 20 November 2013.

(4)	Registration address: For details, please refer to the Notice of Attendance for the EGM.

By order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 25 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Notes:

(a)	Note to the Company’s H Shareholders

The Company will close the register of members of the Company’s H shares from Monday, 11 November 2013 to Wednesday, 11 December 2013 (both days inclusive), during which period no transfer of shares will be effected, in order to be qualified attending the EGM. The Company’s H Shareholders who wish to vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H-share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 8 November 2013.

(b)	Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company by Wednesday, 20 November 2013. Please refer to the notice of attendance for details.

(c)	Any shareholder entitled to attend and vote at EGM is entitled to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of the Company’s A Shareholders, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC; postal code: 200540) not less than 24 hours prior to the commencement of the on-site EGM. A form of proxy is enclosed herewith.

In respect of H Shareholders of the Company, to be valid, the form of proxy or notarially certified form of proxy for the Company’s H Shareholders must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the EGM. The notice of EGM, together with a form of proxy and a notice of attendance, together with the details of the circular will be dispatched to the Company’s H Shareholders around 31 October 2013.

(d)	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	In accordance with the “Listing Rules of the Shanghai Stock Exchange” and the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM for approval of Resolution 1 and/or Resolution 2. The new shares distributed to shareholders during the period from the date of registration to the date of Shareholder Meeting as a result of the Company’s implementation of 2013 half year’s cash dividends, capital accumulation fund and surplus accumulation fund converted into share capital, will not be counted as shares entitled to attend this Shareholder Meeting.

(f)	The EGM is expected to last for half a day. Shareholders or their proxies attending the on-site EGM shall be responsible for their own transportation and accommodation expenses.

(g)	The address of Secretariat for the EGM is:

The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050